UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Adverum Biotechnologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00773U108

(CUSIP Number)

Versant Ventures IV, LLC

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, California 94104

(415) 801-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773U108		SCHEDULE 13D

1	Names of Reporting Persons Versant Ventures IV, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 7,003,892

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 7,003,892

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,003,892

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%*

14	Type of Reporting Person OO

*                                         Based on 41,182,201 shares of Common Stock (“Common Stock”) of Adverum Biotechnologies, Inc. (formerly Avalanche Biotechnologies, Inc., the “Issuer”) outstanding as of the date hereof, which shares consist of (i) 27,094,955 shares of Common Stock reported as of April 5, 2016 in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2016 and (ii) 14,087,246 shares of Common Stock issued on May 11, 2016 in connection with the Acquisition (as defined below) as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2016.

CUSIP No. 00773U108		SCHEDULE 13D

1	Names of Reporting Persons Versant Venture Capital IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 7,001,716

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 7,001,716

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,716

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.0%*

14	Type of Reporting Person PN

*                                         Based on 41,182,201 shares of Common Stock outstanding as of the date hereof, which shares consist of (i) 27,094,955 shares of Common Stock reported as of April 5, 2016 in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 7, 2016 and (ii) 14,087,246 shares of Common Stock issued on May 11, 2016 in connection with the Acquisition as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2016.

CUSIP No. 00773U108		SCHEDULE 13D

1	Names of Reporting Persons Versant IV Luxco S.a r.l.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,660,981

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,660,981

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,660,981

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.2%*

14	Type of Reporting Person OO

*                                         Based on 41,182,201 shares of Common Stock outstanding as of the date hereof, which shares consist of (i) 27,094,955 shares of Common Stock reported as of April 5, 2016 in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 7, 2016 and (ii) 14,087,246 shares of Common Stock issued on May 11, 2016 in connection with the Acquisition as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2016.

CUSIP No. 00773U108		SCHEDULE 13D

1	Names of Reporting Persons Versant Capital IV (Switzerland) GmbH

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 6,660,981

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 6,660,981

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,660,981

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.2%*

14	Type of Reporting Person OO

*                                         Based on 41,182,201 shares of Common Stock outstanding as of the date hereof, which shares consist of (i) 27,094,955 shares of Common Stock reported as of April 5, 2016 in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 7, 2016 and (ii) 14,087,246 shares of Common Stock issued on May 11, 2016 in connection with the Acquisition as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2016.

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share, of Adverum Biotechnologies, Inc.  The principal executive offices of the Issuer are located at 1035 O’Brien Drive, Suite A, Menlo Park, California 94025.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of Versant Ventures IV, LLC, a Delaware limited liability company (“Ventures IV”), Versant Venture Capital IV, L.P., a Delaware limited partnership (“Capital IV”), Versant IV Luxco S.a r.l., a Luxembourg limited liability company (“Versant Luxembourg”), and Versant Capital IV (Switzerland) GmbH, a Swiss limited liability company (“Versant Switzerland”, and collectively with Ventures IV, Capital IV and Versant Luxembourg, the “Reporting Persons” and each a “Reporting Person”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.  The business address and principal office address of Versant Luxembourg is 5, rue Guillaume Kroll, L-1882, Luxembourg, the business address and principal office address of Versant Switzerland is Aeschenvorstadt 36, 4051 Basel, Switzerland and the business address and principal office address of Ventures IV and Capital IV is c/o Versant Ventures, One Sansome Street, Suite 3630, San Francisco, California 94104.

Ventures IV is the general partner of Capital IV and Versant Side Fund IV, L.P., a Delaware limited partnership (“Side IV”, and together with Capital IV, the “Versant Funds”), Capital IV is the majority owner of Versant Luxembourg and Versant Luxembourg is the sole owner of Versant Switzerland.

The principal business of Ventures IV is to act as the general partner, managing member or similar entity of related entities engaged in making venture capital investments in securities of public and private companies.  The name, residence or business address, present principal occupation and citizenship of each director, executive officer and controlling person of Venture IV is listed on Schedule I hereto.

The principal business of Capital IV, Versant Luxembourg and Versant Switzerland is to make venture capital investments in securities of public and private companies.  The name, residence or business address, present principal occupation and citizenship of each director, executive officer and controlling person of Versant Luxembourg is listed on Schedule II hereto and the name, residence or business address, present principal occupation and citizenship of each director, executive officer and controlling person of Versant Switzerland is listed on Schedule III hereto.

Brian G. Atwood, Bradley J. Bolzon, Samuel D. Colella, Ross A. Jaffe, William J. Link, Kirk G. Nielsen, Robin L. Praeger, Rebecca B. Robertson, Charles M. Warden and Thomas F. Woiwode are the managing directors of Ventures IV, and pursuant to internal investment guidelines, all investment actions taken by each of the Versant Funds, Versant Luxembourg and Versant Switzerland require a supermajority decision of the managing directors of Ventures IV.  On the basis of such persons’ roles in the decision-making process for Ventures IV, each may be deemed to share voting and investment power over the shares of Common Stock held by the Versant Funds and Versant Switzerland, although each disclaims beneficial ownership of such shares for the purposes of Section 13(d) of the Act and otherwise.

Robin L. Praeger and Philippe Leclercq are the directors of Versant Luxembourg and on the basis of such persons’ roles in the decision-making process for Versant Luxembourg may be deemed to share voting and investment power over the shares of Common Stock held by Versant Switzerland, although each disclaims beneficial ownership of such shares for the purposes of Section 13(d) of the Act and otherwise.

Guido Magni, Robin L. Praeger and Thomas F. Woiwode are the directors of Versant Switzerland and on the basis of such persons’ roles in the decision-making process for Versant Switzerland may be deemed to share voting and investment power over the shares of Common Stock held by Versant Switzerland, although each disclaims beneficial ownership of such shares for the purposes of Section 13(d) of the Act and otherwise.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II or III hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 11, 2016, pursuant to the Acquisition Agreement (the “Acquisition Agreement”), dated January 29, 2016, as amended on April 6, 2016, among the Issuer, Annapurna Therapeutics SAS (“Annapurna”), the Contributors (as defined in the Acquisition Agreement) named therein and Shareholder Representative Services LLC as the Contributors’ Representative (as defined in the Acquisition Agreement), the Issuer issued 14,087,246 shares of Common Stock to the Contributors in exchange for all of the issued and outstanding capital stock of Annapurna, as further described in the Acquisition Agreement (the “Acquisition”).

Prior to the Acquisition, Versant Switzerland and each of the Versant Funds acquired capital stock of Annapurna in a series of private transactions and each is a Contributor under the Acquisition Agreement.  In connection with the consummation of the Acquisition, (i) Versant Switzerland received the 6,660,981 shares of Common Stock reported herein in exchange for its contribution of the 75,000 ordinary shares of Annapurna and the 622,737 series A preferred shares of Annapurna it held prior to the Acquisition, (ii) Capital IV received the 340,735 shares of Common Stock reported herein in exchange for its contribution of the 35,692 ordinary shares of Annapurna it held prior to the Acquisition and (iii) Side IV received 2,176 shares of Common Stock in exchange for its contribution of the 228 ordinary shares of Annapurna it held prior to the Acquisition.  Each of Versant Switzerland and the Versant Funds are restricted from selling any of the newly issued shares of Common Stock for 180 calendar days following the Closing (as defined in the Acquisition Agreement), pursuant to the terms of the Acquisition Agreement.

The foregoing description of the Acquisition and the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Acquisition Agreement, which is included as Exhibit 2 hereto and is incorporated by reference herein, and the full text of the Amendment No. 1 to the Acquisition Agreement, which is included as Exhibit 3 hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Appointment of Directors

Pursuant to the terms of the Acquisition Agreement, Annapurna was given the right to appoint three directors to the Issuer’s board of directors, such appointments to be effective at the Closing.  On May 10, 2016, the Issuer’s board of directors increased the size of its board of directors from five to seven directors and, effective as of the Closing, appointed Thomas F. Woiwode, a managing director of Ventures IV and director of Versant Switzerland, as a Class I director of the Issuer and a member of the Issuer’s audit committee.

Additional Purposes

Each of Versant Switzerland and the Versant Funds acquired its shares of Common Stock for investment purposes.  Other than as described above, none of the Reporting Persons has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D.  The Reporting Persons intend to review from time to time their investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations.  Based upon such review, as well as general economic, market and industry conditions and prospects and the Reporting Persons’ liquidity requirements and investment considerations, the Reporting Persons may consider additional courses of action.  These actions may include the direct or indirect acquisition of additional shares of Common Stock, the disposition of some or all of their shares of Common Stock, recommendations and positions on the operations, business, management, board of directors, dividend policy or capital structure of the Issuer, extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, selling or transferring a material amount of assets of the Issuer or any of its subsidiaries, changing the Issuer’s articles of incorporation or bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition or control of the Issuer by any person and taking any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(b)  The following disclosures are based on 41,182,201 shares of Common Stock outstanding as of the date hereof, which shares consist of (i) 27,094,955 shares of Common Stock reported as of April 5, 2016 in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 7, 2016 and (ii) 14,087,246 shares of Common Stock issued on May 11, 2016 in connection with the Acquisition as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2016.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own the following:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Ventures IV (1)	—	—	7,003,892	—	7,003,892	7,003,892	17.0%
Capital IV (2)	340,735	—	7,001,716	—	7,001,716	7,001,716	17.0%
Versant Luxembourg (3)	—	—	6,660,981	—	6,660,981	6,660,981	16.2%
Versant Switzerland	6,660,981	—	6,660,981	—	6,660,981	6,660,981	16.2%

(1) By virtue of its relationships with the Versant Funds and Versant Switzerland as discussed in further detail in Item 2 of this Schedule 13D, Ventures IV may be deemed to beneficially own the shares of Common Stock owned by the Versant Funds and Versant Switzerland.

(2) By virtue of its relationship with Versant Switzerland as discussed in further detail in Item 2 of this Schedule 13D, Capital IV may be deemed to beneficially own the shares of Common Stock owned by Versant Switzerland.

(3) By virtue of its relationship with Versant Switzerland as discussed in further detail in Item 2 of this Schedule 13D, Versant Luxembourg may be deemed to beneficially own the shares of Common Stock owned by Versant Switzerland.

(c)  Except as set forth in Item 3 of this Schedule 13D and this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in shares of Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Investor Rights Agreement

In connection with the Acquisition, on May 11, 2016, the Issuer amended and restated its Amended and Restated Investor Rights Agreement, dated as of April 16, 2014, and each of Versant Switzerland and the Versant Funds became parties to such Second Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer.  Pursuant to the Investor Rights Agreement, Versant Switzerland, the Versant Funds and the other stockholders of the Issuer party thereto have, among other things, certain demand and “piggyback” registration rights under the Securities Act of 1933, as amended (the “Securities Act”) with respect to their registrable shares, subject to certain limitations. “Registrable shares” for purposes of the Investor Rights Agreement constitutes shares of Common Stock that were issued previously upon conversion of convertible preferred stock of the Issuer, as part of the Acquisition, or as a stock dividend or exchange for any of the foregoing shares, in each case, excluding any shares (i) sold by any person to the public, (ii) sold in a private transaction in which the transferor’s rights under the Investor Rights Agreement are not assigned or (iii) that are transferable without volume limitations pursuant to Rule 144 under the Securities Act.

The registration rights of holders of registrable securities will terminate upon the earlier of August 5, 2017 and at such time as such holder holds less than 1% of the outstanding Common Stock and all registrable shares held by such holder and its affiliates may be sold pursuant to Rule 144 during any 90-day period without limitation.

The Investor Rights Agreement will terminate upon the earlier of August 5, 2017 and a consolidation or merger of the Issuer with or into any other entity or person in which the shares of its capital stock immediately prior to such transaction do not represent a majority of the voting power of the surviving entity.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is included as Exhibit 4 hereto and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1.              Agreement of Joint Filing, dated May 18, 2016, among Versant Ventures IV, LLC, Versant Venture Capital IV, L.P., Versant IV Luxco S.a r.l. and Versant Capital IV (Switzerland) GmbH.

2.              Acquisition Agreement, dated January 29, 2016, among Avalanche Biotechnologies, Inc., Annapurna Therapeutics SAS, the Contributors (as defined therein), and Shareholder Representative Services LLC as the Contributors’ Representative (as defined therein) (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Avalanche Biotechnologies, Inc. (now Adverum Biotechnologies, Inc.) with the Commission on February 1, 2016).

3.              Amendment No. 1 to Acquisition Agreement, dated April 6, 2016, among Avalanche Biotechnologies, Inc., Annapurna Therapeutics SAS and the Contributors (as defined therein) (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Avalanche Biotechnologies, Inc. (now Adverum Biotechnologies, Inc.) with the Commission on April 7, 2016).

4.              Second Amended and Restated Investor Rights Agreement, dated May 11, 2016, among Avalanche Biotechnologies, Inc. and certain of its stockholders (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Adverum Biotechnologies, Inc. with the Commission on May 12, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2016

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Managing Director

Versant Venture Capital IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Managing Director

Versant IV Luxco S.a r.l.

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Director

Versant Capital IV (Switzerland) GmbH

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Director

SCHEDULE I

All addresses are c/o Versant Ventures, One Sansome Street, Suite 3630, San Francisco, California, 94104.  The present principal occupation for each of the individuals below is managing director of Ventures IV and officer, director and/or manager of other affiliated entities.

Name	Title	Citizenship
Brian G. Atwood	Managing Director	United States
Bradley J. Bolzon	Managing Director	Canada
Samuel D. Colella	Managing Director	United States
Ross A. Jaffe	Managing Director	United States
William J. Link	Managing Director	United States
Kirk G. Nielsen	Managing Director	United States
Robin L. Praeger	Managing Director	United States
Rebecca B. Robertson	Managing Director	United States
Charles M. Warden	Managing Director	United States
Thomas F. Woiwode	Managing Director	United States

SCHEDULE II

All addresses are c/o Versant Ventures, One Sansome Street, Suite 3630, San Francisco, California, 94104.  The present principal occupation for each of the individuals below is director of Versant Luxembourg and officer, director and/or manager of other affiliated entities.

Name	Title	Citizenship
Philippe Leclercq	Director	Luxembourg
Robin L. Praeger	Director	United States

SCHEDULE III

All addresses are c/o Versant Ventures, One Sansome Street, Suite 3630, San Francisco, California, 94104.  The present principal occupation for each of the individuals below is director of Versant Switzerland and officer, director and/or manager of other affiliated entities.

Name	Title	Citizenship
Guido Magni	Director	Italy
Robin L. Praeger	Director	United States
Thomas F. Woiwode	Director	United States

INDEX TO EXHIBITS

1.              Agreement of Joint Filing, dated May 18, 2016, among Versant Ventures IV, LLC, Versant Venture Capital IV, L.P., Versant IV Luxco S.a r.l. and Versant Capital IV (Switzerland) GmbH.

2.              Acquisition Agreement, dated January 29, 2016, among Avalanche Biotechnologies, Inc., Annapurna Therapeutics SAS, the Contributors (as defined therein), and Shareholder Representative Services LLC as the Contributors’ Representative (as defined therein) (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Avalanche Biotechnologies, Inc. (now Adverum Biotechnologies, Inc.) with the Commission on February 1, 2016).

3.              Amendment No. 1 to Acquisition Agreement, dated April 6, 2016, among Avalanche Biotechnologies, Inc., Annapurna Therapeutics SAS and the Contributors (as defined therein) (as defined therein) (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Avalanche Biotechnologies, Inc. (now Adverum Biotechnologies, Inc.) with the Commission on April 7, 2016).

4.              Second Amended and Restated Investor Rights Agreement, dated May 11, 2016, among Avalanche Biotechnologies, Inc. and certain of its stockholders (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Adverum Biotechnologies, Inc. with the Commission on May 12, 2016).

Exhibit 1

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13D (or any amendments thereto) relating to the shares of Common Stock of Adverum Biotechnologies, Inc. is filed on behalf of each of us.

Dated: May 18, 2016

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Managing Director

Versant Venture Capital IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Managing Director

Versant IV Luxco S.a r.l.

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Director

Versant Capital IV (Switzerland) GmbH

By:	/s/ Robin L. Praeger
Name:	Robin L. Praeger
Title:	Director